

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 18, 2016

Wilbur L. Ross, Jr.
Managing Member
WL Ross & Co. LLC
600 Lexington Avenue
New York, NY 10022

> **Re: International Textile Group, Inc.**
> **Amendment to Schedule 13D filed by WL Ross & Co. LLC**
> **Filed March 17, 2006**
> **File No. 005-45337**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that entry into the Exchange and Contribution Agreement in October 2016 increased WL Ross & Co. LLC's ownership from approximately 83.6% to 90.5%. Please provide us with a detailed analysis that explains whether or not this transaction was the first step in a series of transactions that resulted in a Rule 13e-3 "going private" transaction within the meaning of Rule 13e-3(a)(3) of the Exchange Act.

2. We note that you owned greater than 5% of the outstanding common stock of International Textile Group, Inc. and you have not filed since 2006 the seemingly required beneficial ownership report thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934. Please advise us why filings pursuant to Section 13(d) or 13(g) of the Exchange Act have not been made.   For example, we note that you did not file an amendment when you acquired 15,000,000 shares of common stock of the International Textile Group, Inc. upon entry into the Exchange and Contribution Agreement on October 24, 2016.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521, Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797, Jennifer López, Attorney Adviser in the Office of Mergers & Acquisitions, at (202) 551-3217, Nicholas Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Nicholas Tsoudis, Esq., Chief Compliance Officer, WL Ross & Co. LLC